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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
416

SEC FILE NUMBER
8-53565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WFS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, Flr 41
(No. and Street)

Boston (City) Massachusetts (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul G. Martins (617) 531-3132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street (Address) Boston (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.D.
RMS

OATH OR AFFIRMATION

I, Paul G. Martins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFS, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATTHEW K. SENEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 21, 2021

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WFS, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WFS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WFS, LLC (the "Company") as of December 31, 2018 and 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II: Computation of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III: Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Marcum LLP

Boston, Massachusetts
February 28, 2019

WFS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2018 AND 2017

Statements of Financial Condition

	2018	2017
Assets		
Cash	$ 63,681	$ 60,937
Receivables from non-customers	-	29,634
Due from member for administrative services	-	4,071
Prepaid expenses	7,771	8,458
Total Assets	$ 71,452	$ 103,100
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 13,925	$ 14,970
Total Liabilities	13,925	14,970
Member's Equity	57,527	88,130
Total Liabilities and Member's Equity	$ 71,452	$ 103,100

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Revenue		
Performance fees	$ 18,876	$ 38,457
Placement fees	40,573	37,282
Interest income	9	9
Total Revenue	$ 59,458	$ 75,748
Expenses		
Wages and commissions	$ 42,413	$ 31,614
Administrative services	74,145	68,923
Audit and accounting fees	18,948	13,311
Regulatory fees and licenses	12,046	11,952
Other operating expenses	22,509	23,700
Total Expenses	170,061	149,500
Net Loss	$ (110,603)	$ (73,752)

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Member's Equity - January 1, 2017	$ 93,882
Capital Contributions	68,000
Net Loss	(73,752)
Member's Equity - December 31, 2017	88,130
Capital Contributions	80,000
Net Loss	(110,603)
Member's Equity - December 31, 2018	$ 57,527

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

		2018		2017
Cash Flows from Operating Activities				
Net Loss	$	(110,603)	$	(73,752)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
(Increase) decrease in:				
Receivables from non-customers		29,634		(2,313)
Due from member for administrative services		4,071		(4,071)
Prepaid expenses		687		(1,083)
Decrease in:				
Accounts payable and accrued expenses		(1,045)		(480)
Due to member for administrative services		-		(2,180)
Total Adjustments		33,347		(10,127)
Cash Used in Operating Activities		(77,256)		(83,879)
Cash Flows from Financing Activities				
Capital contributions		80,000		68,000
Cash Provided by Financing Activities		80,000		68,000
Net Increase (Decrease) in Cash		2,744		(15,879)
Cash, Beginning of Year		60,937		76,816
Cash, End of Year	$	63,681	$	60,937

The accompanying notes are an integral part of these financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WFS, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Delaware Limited Liability Company that is wholly owned by Wainwright Investment Counsel, LLC ("WIC").

The Company is engaged in business as a SEC registered broker-dealer. Currently, the Company's primary business line is facilitating approved private placements.

Prior to 2016, the Company engaged other broker-dealers on a fully disclosed basis for the execution and clearance of trades and the maintenance of customer accounts. When engaged in this business line, the Company did not carry securities accounts for customers and did not perform custodial functions relating to customer securities.

As of January 29, 2016 the Company determined to suspend certain business activities including, (a) broker or dealer retailing corporate equity securities over-the-counter (b) non-exchange member arranging for transactions in listed securities by exchange member; and (c) mutual fund broker. The Company may consider entering into a new clearing agreement in the future and at that time clear all transactions on a fully disclosed basis through its new clearing agreement. The Company will continue its activities in the area of private placement of securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

RECEIVABLES

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current status of the individual receivables. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. No allowance for doubtful accounts was considered necessary as of December 31, 2018 and 2017.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

INCOME TAXES

The Company is classified as a partnership for income tax purposes. Therefore, federal and state taxes are not payable or provided by the Company. As a single member LLC, the Company's results are included in the tax return of its parent company, WIC. The members of WIC are individually liable for the taxes in their share if WIC's income.

The Company recognizes and measures its unrecognized tax positions by assessing the likelihood, based in their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income taxes, if identified, are classified as addition income taxes in the Statement of Operations. The Company's policy is to analyze its tax positions for all open tax years. The Company has not identified any uncertain tax positions requiring accrual or disclosure at December 31, 2018 or 2017. The tax returns of WIC are subject to review and examination by federal and state taxing authorities for periods within the applicable statutes of limitations, generally no longer than three years after the returns have been filed. There are currently no examinations in progress. The Company is no longer subject to federal or state tax examinations by taxing authorities of years before 2015.

NEW ACCOUNTING STANDARD

Effective January 1, 2018, The Company adopted ASC Topic 606 *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract , and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective approach which did not result in any cumulative adjustment to retained earnings as of January 1, 2018. Reported financial results for historic periods were not restated and are reported under The Accounting Standards in effect during the historic period.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2019. All material subsequent events requiring adjustments to or disclosure in the financial statements are reflected therein.

NOTE 3 – RELATED PARTY TRANSACTIONS

Certain administrative business functions are provided by WIC for the Company pursuant to an Administrative Expense-Sharing Agreement ("the Agreement"). Pursuant to the Agreement, the Company pays WIC for the actual compensation calculated and paid to registered representatives. Additionally, WIC provides other administrative services including: finance, compliance, client servicing, maintenance of books and records, trade processing, licensing, and other operational and administrative duties. The Company pays WIC an Expense-Sharing Service Fee equal to the allocated amount of WIC's operating expenses associated with the administrative services. The allocation is based on the ratio of time spent on Company related matters to the total time spent by WIC. Expenses for registered representative compensation for the year ended December 31, 2018 amounted to $42,413. Administrative service expenses for the year ended December 31, 2018 amounted to $74,145.

For the year ended December 31, 2017, expenses for the compensation of registered representatives and administrative service expenses amounted to $31,614 and $68,923, respectively.

The Company entered into a Private Placement Agreement on January 2, 2014 with WIC, the administrative manager of Wainwright Renaissance Fund 1 L.P. ("Wainwright Renaissance") and Wainwright Capital Partners, LLC a wholly owned subsidiary of WIC and General Partner to Wainwright Renaissance. Wainwright Renaissance is a pooled investment vehicle that is not registered under the Investment Company Act of 1940, as amended ("the 1940 Act"), in reliance upon section 3(c)(7) of the 1940 Act. Under this agreement, the Company acts as a Placement Agent to Wainwright Renaissance. As Placement Agent, the Company is authorized to offer and sell interests via private placements conducted in accordance with the requirements of the Securities Act of 1933. Under the Agreement, the Company shall receive 25% of the Management Fee within 30 business days following the receipt of payment to WIC of the Management Fee related to approved investors. For the years ended December 31, 2018 and December 31, 2017, the Placement Fee Income from Wainwright Renaissance amounted to $28,454 and $25,736, respectively.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018 and 2017, the Company had net capital of $49,756 and $45,967, respectively, which were $44,756 and $40,967 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 and 2017 was 0.28 to 1 and 0.33 to 1, respectively.

NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various private placement solicitation activities in which the counterparties primarily include banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's practice to review, as necessary, the credit standing of each counterparty.

For the years ended December 31, 2018 and 2017, 100% of the Company's performance and placement fee revenue was derived from five and six investment partnerships, respectively. 100% of total accounts receivable at December 31, 2017 was owed by two of these customers.

The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation.

NOTE 6 - REVENUE FROM CONTRACTS WITH CUSTOMERS

SIGNIFICANT JUDGEMENTS

Revenue from contracts with customers includes placement and performance fees from private placement agreements. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 6 - REVENUE FROM CONTRACTS WITH CUSTOMERS *(CONTINUED)*

REVENUES

Performance fees and placement fees are recognized based on the terms of the underlying agreements and as such services are provided and collectability is reasonably assured. Receivables arising from performance and placement fees are generally collected within forty-five days.

Performance Fees: The Company earns performance fees that vary based on specified performance measures.

a. When a private placement investment vehicle ("Private Fund") exceeds a specified benchmark or contractual hurdle on an annual basis, the performance fee is earned once the account returns have exceeded these specified performance measures and are calculated as percentage of account returns.

b. When a Private Fund liquidates it's invested assets and distributes those proceeds to investors, the performance fee can vary and is dependent on the liquidation event. The performance fee is earned once it has been received by the Company.

Performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time which is very susceptible to factors outside of the Company's influence. Revenues are recognized when it becomes probable that a significant reversal will not occur. Performance fees are recognized when the performance obligation is satisfied and the right to receive payment has been established.

Placement Fees: The Company earns placement fees for offering interests in Private Funds to qualified investors. Placement fees are earned when the qualifying investor is accepted and the investment amount is received by the Private Fund. Placement fees are calculated as a percentage of the invested amount based on the terms of the underlying agreements. Fees are earned as a one-time fee based upon the initial invested amount or earned quarterly as a percentage of the net asset value of the investment.

WFS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

AS OF DECEMBER 31, 2018 AND 2017

Schedule I:

	2018	2017
Net Capital		
Total member's equity	$ 57,527	$ 88,130
Deductions and/or charges:		
Non-allowable assets:		
Receivables from non-customers	-	(29,634)
Due from member for administrative services	-	(4,071)
Prepaid expenses	(7,771)	(8,458)
Total non-allowable assets	$ (7,771)	$ (42,163)
Total Net Capital	$ 49,756	$ 45,967
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$ 13,925	$ 14,970
Total Aggregate Indebtedness	$ 13,925	$ 14,970
Computation of Basic Net Capital Requirements		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 928	$ 998
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000	$ 5,000
Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required)	$ 5,000	$ 5,000
Excess net capital	$ 44,756	$ 40,967
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 43,756	$ 39,967
Percentage of aggregate indebtedness to net capital	28%	33%

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2018 and 2017.

See report of independent registered public accounting firm

WFS, LLC

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Schedule II:

The Company is exempt from the reserve requirements pursuant to rule 15c3-3 under paragraph (k)(2)(i).

See report of independent registered public accounting firm

WFS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Schedule III:

Information relating to possession or control requirements is not applicable to WFS, LLC as the Company qualifies for exemption under rule 15c3-3 (k)(2)(i).

See report of independent registered public accounting firm

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions Report, in which WFS, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Boston, MA
February 28, 2019

MARCUMGROUP
MEMBER

Marcum LLP ■ 53 State Street ■ 17th Floor ■ Boston, Massachusetts 02109 ■ Phone 617.807.5000 ■ Fax 617.807.5001 ■ marcumllp.com

Assertions Regarding Exemption Provisions

We, as members of management of WFS, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA).

Identified Exemption Provision:

The Company claims exemption form the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period of January 1, 2018 through December 31, 2018.

WFS, LLC

By:

Paul G. Martins, Chief Financial Officer

(Name and Title)

February 28, 2019

(Date)

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******1048*******************MIXED AADC 220
53565 FINRA DEC
WFS LLC
ATTN FINANCE DEPARTMENT
1 BOSTON PL STE 4100
BOSTON, MA 02108-4494

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
416

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 89.18

B. Less payment made with SIPC-6 filed (exclude interest) (51.53)
7/24/18
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 37.65

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 37.65

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 37.65

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WFS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of JANUARY 2019.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 59,458
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 8	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	8
Total deductions	8
2d. SIPC Net Operating Revenues	$ 59,450
2e. General Assessment @ .0015	$ 89.18

(to page 1, line 2.A.)